UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35859 / January 6, 2026

In the Matter of:

Prospect Capital Corporation,
Priority Income Fund, Inc.,
Prospect Floating Rate and Alternative Income Fund, Inc.,
Prospect Capital Funding LLC,
National Property REIT Corp.,
Prospect Capital Management L.P.,
Priority Senior Secured Income Management, LLC,
Prospect Enhanced Yield Fund, and
Prospect Enhanced Yield Management, LLC

10 East 40th Street, 42nd Floor
New York, NY 10016

812-15849

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Prospect Capital Corporation, et al. filed an application on July 10, 2025, and an amendment to
the application on November 26, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated Funds")
to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On December 9, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35819). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Prospect Capital Corporation, et al. (File No. 812-15849) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.